Mail Stop 0308 							March 16, 2005

VIA U.S. MAIL AND FACSIMILE

Brenda I. Morris
Chief Financial Officer
Zumiez Inc.
6300 Merrill Creek Parkway, Suite B
Everett, WA 98203

Re:	Zumiez Inc.
      Registration Statement on Form S-1
      File No. 333-122865
      Filed February 17, 2005

Dear Ms. Morris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. Also, please confirm that any preliminary prospectus that you circulate will disclose all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.

2. Please file as promptly as practicable all exhibits, particularly the legal opinion and underwriting agreement, as we will review them prior to granting effectiveness of the registration statement. We may have further comments upon review of the exhibits.
3. Please provide us with the industry publications from which you have obtained statistical data, and to which you refer on page 41 and throughout your Business section. Similarly, please provide us with support for the statement indicating that you are "a leading specialty retailer of action sports related apparel, footwear, equipment and accessories" and all other statements regarding market leadership. Please mark your supplemental support or provide page references in your response to the sections upon which you rely. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing.
4. Please tell us what exemption from registration Zumiez Holdings will rely on to distribute securities immediately prior to the initial public offering.
Prospectus Cover Page
5. Please delete the phrase "Joint Book Running Managers" from the prospectus cover page. You may, however, include this phrase, with a brief explanation, to describe the syndicate`s specific function, in the Underwriting section.

Certain Terms Used in this Prospectus, page ii
6. Please delete the entire section as the information provided here is either unnecessary or redundant. For example, the disclosure on what "Zumiez," "we," and "us" denote is evident from the context. Also, the information related to comparable store sales, gross square footage, and Internet sales appears in the footnotes on page 7, where the terms are first discussed in the prospectus. In addition, the disclosure on the change of your fiscal year and its effects on your financial statements is appropriately located in the introductory paragraphs of the Management`s Discussion and Analysis section on page 26. You may explain the connotation of "SKU" where you first use that term on page 42. Also, please relocate the paragraph beneath the table of contents.

Prospectus Summary, page 1
7. Please revise the summary to describe briefly the salient features of your business and the key aspects of this offering, and provide the detailed information on these aspects in the Business section. At present, the summary is too lengthy and repetitive of information that is disclosed later in the prospectus. For example, the entire discussion on pages 1-2 under the sub-heading Zumiez Inc. is repeated verbatim in the Business section, and much of the language in the Competitive Strengths, Growth Strategy, and The Action Sports Market sub-sections in the summary and the Business section are identical.
Delete the discussion of competitive strengths, growth strategies, and the action sports market since it is more appropriate for the Business section.
Risk Factors, page 8
8. In the first paragraph in italics, please revise the clause "the risks described below are not the only risks that we face" to make clear that you have identified all material risks known to you and anticipated by you at present.

The terms of our revolving credit facility impose operating and financial restrictions..., page 12
9. Please identify Bank of America as the lender with which you currently have a revolving credit facility, and also disclose the effects of your breaching financial covenants in fiscal 2002.

Most of our merchandise is produced by foreign manufacturers..., page
14
10. Please quantify the percentage of purchases that are denominated in U.S. dollars.

Purchasers in this offering will immediately experience substantial dilution..., page 18
11. Please revise to compare the net book value per share after the offering to the initial offering price.

Washington law and our articles of incorporation and bylaws, page
18
12. Please amplify your risk factor heading to disclose the risk to your shareholders that the anti-takeover provisions may prevent or frustrate attempts to replace or remove the current management of the company by shareholders, even if the takeover may be in their best interests.
Cautionary Note Regarding Forward-Looking Statements and Market
Data,
page 20
13. Please delete the sentence: "All statements other than statements of historical facts...are forward-looking statements." You may, however, state to the effect that statements that reflect your current views with respect to future events and financial performance, and any other statements of a future or forward-looking nature are forward-looking statements for the purposes of federal securities laws.
14. As you are responsible for the accuracy and completeness of the contents of the registration statement, please delete the last paragraph.

Use of Proceeds, page 21
15. Please provide a more meaningful description of "general corporate purposes," by breaking down the category into sub-components such as general and administrative expenses, and the like.
16. Please quantify the approximate dollar amount of proceeds that you intend to use for each of the purposes you have identified. See
Item 504 of Regulation S-K.
Management`s Discussion and Analysis

Overview, page 26
17. We note that you list in bullet points on page 27 certain trends and uncertainties that may affect your business or operations. Please expand this section to discuss in reasonable detail these and any other known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in the nature of your competition, the consumer demands in the geographical markets where you compete, developments in the mall retail sales trends, and any increased purchasing or advertising costs in your industry. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:
* economic or industry-wide factors relevant to your company, and
* material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.
  	Please refer to SEC Release No. 33-8350.

Results of Operations, page 29

General
18. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practical. For example, when you explain the increase of "comparable" stores net sales for the nine months ended October 30, 2004 compared to the nine months ended November 1, 2003, you do not quantify in dollar and percentage terms the increase of net sales of footwear, accessories, and skateboard hardgoods and the decrease of net sales of snowboard hardgoods at those stores. Similarly, for the same two periods, in the absence of quantification of the increase in costs of operating new stores and the increase in infrastructure and administrative staff, the disclosure on the increase in selling, general, and administrative expenses is not meaningful. Provide similar quantified information in your discussion of changes in aspects of operating results between other fiscal periods. See Item 303(b) of
Regulation S-K.
19. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in net sales for the nine months ended October 30, 2004 are primarily due to higher net sales of footwear, accessories and skateboard hardgoods at comparable stores, expand your explanations to describe how and/or why you achieved the increased sales in these product groups, if known. For example, if the changes are the result of new product lines or pricing changes, please state so. See Item
303(a) of Regulation S-K and SEC Release No. 33-8350.
20. We note on page 13 that your private label merchandise generally carries a higher gross margin than other merchandise. To the extent that the sales fluctuations in your private label merchandise materially changes gross margin, please quantify and discuss these changes in Management`s Discussion and Analysis.

Liquidity and Capital Resources, page 33
21. We note your statement regarding expectations about your cash requirements for the next twelve months. Please disclose your expectations regarding liquidity for the long-term as well.
22. Please revise your discussion to include the average and peak borrowings under your revolving line of credit in order to provide the reader with a sense of the adequacy of your borrowing capacity.
Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for guidance.

Contractual Obligations and Commercial Commitments, page 35
23. Please revise your narrative following the table to provide a context for the reader to understand the impact of real estate taxes, insurance and common area and maintenance charges on your total operating lease obligations. We assume this could be achieved by reference to the total dollar amount of such costs incurred for the most recent fiscal year, or the amount that such costs typically represent expressed as a percentage of annual operating lease obligations. See Item 303(a)(5) of Regulation S-K.



Merchandising and Purchasing, page 41
24. Please tell us the basis for including the names of certain manufacturers and not others. Have you included these manufacturers because they are the largest manufacturers from which you purchase products? If not, clarify the basis for selecting to disclose the identity of some brands and not others. Also, because none of these brands account for more than 10% of your net sales, you should not separately identify them in the Prospectus Summary.

Marketing and Advertising, page 45
25. Please disclose the dollar amount spent on marketing and promotion efforts for each of the last three fiscal years and any subsequent interim period.

Management, page 48
26. Please provide dates to account for the professional experience of Ms. Kilbourne and Messrs. Davin and Barnum for the past five years. See Item 401 of Regulation S-K.

Stock Option Grants in Fiscal 2004, page 52
27. Please expand your discussion in the Option Grant table to describe the valuation methodologies used by the board of directors in reaching its conclusions concerning the market value of the underlying shares. Briefly describe how the methodologies supported the valuations that established the option exercise prices. If there is a substantial disparity between the option exercise prices and the proposed public offering price, alert investors to the disparity and quantify the effect of using the public offering price as the base to compute the potential option values using the 5% and 10% assumed rates of stock price appreciation. If you wish to provide the potential realizable values in the table using the assumed offering price as the base price, we will not object, if you explain this in a footnote. See Section IV.C of SEC Release 33-7009.

Certain Relationships and Related Transactions, page 60
28. Please file all material agreements involving related party transactions as exhibits. If you do not file an agreement, explain to us why you do not regard that particular agreement to be material.

29. Throughout this section, please represent whether the terms of the related-party transactions obtained by you were as favorable as could have been obtained from unaffiliated third parties.

Principal and Selling Stockholders, page 63
30. Please identify the person who exercises voting, investment, and dispositive control over the securities held of record by Brentwood-
Zumiez Investors, LLC.
31. Please disclose any material relationships between the selling stockholders and the company during the past three years. Refer to
Item 507 of Regulation S-K.
32. Please disclose whether any selling shareholders are broker-dealers or their affiliates. We may have further comment.

Description of Capital Stock, page 65
33. Please disclose the number of holders of your equity securities.
See Item 201(b) of Regulation S-K.

Anti-Takeover Provisions of Washington Law, page 66
34. Please represent clearly that you have included in this discussion all provisions of Washington law and your charter that may limit the ability of another person or entity to acquire control of your company.

Underwriting, page 70
35. If these selling shareholders are affiliates, then please disclose that they may be deemed underwriters under the federal securities laws.
36. Please state clearly in the table on page 70 the underwriting discounts and commissions to be payable by you and to be payable by the selling shareholders.
37. Please tell us and briefly disclose in the prospectus whether you
intend to use any means of distributing or delivering the
prospectus
other than by hand or the mails, such as various means of
electronic
delivery. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD- ROMs, video cassettes, etc., and provide all of these prospectuses for our examination. Please refer to SEC
Releases No. 33-7233 and No. 33-7289.  We may have additional comments.
38. Please identify specifically any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales
or
distributions after you respond to this comment, promptly
supplement
your response to identify those members and provide us with a description of their procedures.
Please describe briefly describe any electronic distribution in the
filing. Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act.  In particular, describe:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the manner and timing of funding of an account and payment of the purchase price.
39. In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any of these arrangements, promptly supplement your response.

Lock-up Agreements, page 71
40. With respect to the lock-up agreements, please disclose any factors your representatives will consider before consenting to a transaction prohibited by those agreements.

Stabilization, page 72
41. Please explain what syndicate short sales are. If true, confirm that there will be no naked short positions. Otherwise, explain how naked short positions are established and how they would be covered.
Also, please describe the effects of the underwriters` short sales and covering transactions.

Directed Share Program, page 73
42. We note that you intend to have a directed share offering. Please disclose whether the shares thus purchased will be subject to lock-up restrictions. Also, provide us with all materials given to potential purchasers in the directed offering.
43. Please describe supplementally the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Tell us whether directed share purchasers are required to establish accounts before the effective time, and, if so, whether any funds are put in newly established brokerage accounts before the effective date. Tell us how the procedures for the directed share program differ from the procedures for the general offering to the public. Finally, tell us how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.

Where You Can Find More Information, page 73
44. Please delete the following sentence: "Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not complete." The disclosure regarding agreements and other material documents should be materially complete.

Financial Statements

General
45. Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.
46. Please revise your financial statements to give effect to the common stock split. If it has not yet occurred and the auditors include a "to be issued" report, the report should be accompanied by a signed and dated preface stating that the sole reason for the draft report is due to the fact that the stock split will not occur until just prior to the offering and that they expect to be in a position to issue the report in the form presented at effectiveness. The draft report must be removed and a signed report included prior to the registration statement being declared effective. Please also ensure that all amounts disclosed in the registration statement are on a post-split basis to avoid confusing readers. Please refer to SFAS 128 paragraph 54 and SAB Topics 4:C and 4:D for guidance.
47. We note on page 36 that you consider your sales returns reserve to be a critical accounting estimate while on page F-10 you disclose that sales returns are insignificant. Tell us how you determined that sales returns were insignificant for all periods presented. To the extent material, please provide Schedule II - Valuation and Qualifying Accounts for the gross activity in your sales returns reserve, or tell us why no such disclosure is necessary. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.

Statements of Operations, page F-4
48. We note that depreciation expense is excluded from cost of goods sold. Please update your cost of goods sold line item on the face of your statements of operations to indicate that cost of goods sold excludes depreciation. Refer to SAB Topic 11:B. Also ensure that your selected quarterly financial data and selected financial data are appropriately updated.

Statements of Changes in Shareholders` Equity, page F-5
49. Please help us better understand the purchase of approximately 5,000 shares of stock by the parent in the year ended December 31, 2002. Specifically, please reconcile the $5.9 million reported on this statement and in the financing section of the statement of cash flows as stock purchased by parent to the $7.1 million purchase price disclosed on page 61 under "Issuance of Stock to Zumiez Holdings." We assume the stock sale transaction reflected in the financial statements is the same transaction discussed on page 61. You indicate on page 61 that the purchase price was paid in cash at the closing, which appears inconsistent with the disclosure of the transaction in your financial statements. Please advise or revise, as necessary.

Notes to Financial Statements

General
50. Please supplementally provide us with a schedule showing, in chronological order from February 1, 2004 to the most recent practicable date, the following information for each issuance of common stock, options and any other instrument that is convertible into common stock. Please present issuances to employees separately from issuances to non-employees (if any.) Tell us the date of each issuance, the instrument issued, the number of shares/options issued, the exercise terms, the fair value of an underlying share of your common stock on each issuance date, how you determined the fair value on each date and the amount of compensation expense recorded in your financial statements associated with each issuance.
If your expected IPO price is more than your estimated fair value on which compensation expense was measured, supplementally explain, in detail, the rationale supporting your estimate of fair value. Discuss and quantify the intervening events that occurred between the issuance date and the date you filed your registration statement that increased the fair value of your stock. You may also want to provide us with details of any independent appraisals.
Furthermore, please tell us the first date you began discussions with any underwriter in which possible ranges of company value were discussed and provide us with those ranges and the related dates. We may have further comments after we review your response. We will not review any response until you provide us with your anticipated IPO price range.

51. Based on your Business disclosures on page 41 and information on your website, we note that you sell several types of products. Please revise your filing to provide the revenue disclosures by product group discussed in paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following product groups may be applicable:

- Apparel
- Footwear
- Equipment
- Accessories

      If you believe that other product categories are more appropriate, please advise.

2.  Summary of Significant Accounting Policies, page F-8

Merchandise Inventories, page F-9
52. Please disclose the method by which amounts are removed from inventory and the method by which cost is determined. Refer to Rule
5-02.6(b) of Regulation S-X.

Revenue Recognition, page F-10
53. Please disclose how you account for gift cards and, if applicable, merchandise credits, that are never redeemed. Please also specify the income statement line item where you classify gift cards not redeemed and gift card dormancy fees.

5.  Long-Term Debt, Page F-13
54. Please definitively state whether you are or are not in compliance with your all covenants related to your loan modification agreement to your revolving credit facility.

7.  Stock Options, page F-15
55. We assume that you reflect the recognition of vested stock compensation related to stock options issued below fair market value as in increase in "Employee Stock Options" rather than additional paid-in capital (APIC) solely to permit a reader to determine easily the amount of the increase in APIC related to stock compensation earned during each period presented and on a cumulative basis during the vesting period. We assume that when vesting is complete the company will reclassify the balance in the "Employee Stock Options" equity account to APIC. Please confirm that our understanding is correct.




Item 15.  Recent Sales of Unregistered Securities, page II-2
56. Please ensure that you separately disclose each issuance of options, along with their terms, fair values, and reason for issuance. Also, you are reminded to present issuances to nonemployees separately from issuances to employees.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yong Kim, Staff Accountant, at (202) 942-
2904,
or George Ohsiek, Accounting Branch Chief, at (202) 942-2905 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 942-1776, or Ellie Quarles, Special Counsel, at (202) 942-
1859,
or me at (202) 942-1900 with any other questions.



      Sincerely,




      H. Christopher Owings
      Assistant Director



cc:	Gary J. Kocher, Esq.
	Preston Gates & Ellis LLP
	925 Fourth Avenue
	Seattle, WA 98104

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Zumiez Inc.
March 16, 2005
Page 1